EXHIBIT 99.1

LJ INTERNATIONAL INC
INDEX

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	June 30	December 31
	2003	2002

	(Unaudited)
ASSETS	US$	US$
Current assets:
Cash and cash equivalents	648	997
Restricted cash	5,474	6,358
Trade receivables, net of allowance for doubtful accounts (June 30, 2003: $157; December 31, 2002: $280)	7,348	8,159
Inventories	17,966	17,932
Prepayments and other current assets	1,978	1,233

Total current assets	33,414	34,679
Properties held for lease, net	1,534	1,561
Property, plant and equipment, net	4,892	5,153
Due from related parties	511	511
Goodwill, net	1,721	1,721
Investment securities, net	2,460	2,460

Total assets	44,532	46,085

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,677	3,107
Notes payable, current portion	1,677	1,073
Letters of credit, gold and other loans	11,241	10,195
Trade payables	3,060	6,620
Accrued expenses and other payables	1,968	1,719
Income taxes payable	96	69

Total current liabilities	20,719	22,783
Other payables, non-current	—	—

Total liabilities	20,719	22,783

Minority interest	—	8

Stockholders’ equity
Common stocks, par value US$0.01 each,
Authorized - 100 million shares,
Issued - 8,671,615 shares as of June 30, 2003 and December 31, 2002	87	87
Additional paid-in capital	17,410	17,410
Treasury stock	(391)	(391)
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	6,858	6,339

Total stockholders’ equity	23,813	23,294

Total liabilities and stockholders’ equity	44,532	46,085

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	US$	US$	US$	US$
Operating revenue	11,616	9,457	22,756	20,067
Costs of goods sold	(8,305)	(12,505)	(16,100)	(20,193)

Gross profit	3,311	(3,048)	6,656	(126)
Selling, general and administrative expenses	(3,020)	(4,618)	(5,930)	(7,658)

Operating income (loss)	291	(7,666)	726	(7,784)
Other revenue and expense
Other revenues	58	67	118	137
Interest expenses	(173)	(160)	(318)	(321)

Income (Loss) before income taxes and minority interest	176	(7,759)	526	(7,968)
Income taxes	(15)	(2)	(15)	140

Income (Loss) before minority interest	161	(7,761)	511	(7,828)
Minority interest	—	74	8	74

Net income (loss)	161	(7,687)	519	(7,754)

Numerator:
Net income (loss) used in computing basic and diluted earnings (loss) per share	161	(7,687)	519	(7,754)

Denominator:
Weighted average number of shares used in calculating basic earnings (loss) per share	8,353,415	8,663,451	8,353,415	8,663,451
Effect of dilutive potential ordinary shares:
Warrants & stock options	—	—	—	—

Weighted average number of shares used in calculating diluted earnings (loss) per share	8,353,415	8,663,451	8,353,415	8,663,451

Earnings (loss) per share:
Basic	0.02	(0.89)	0.06	(0.90)
Diluted	0.02	(0.89)	0.06	(0.90)

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Six months ended June 30, 2003

	Common Stock			Treasury Stock		Accumulated
			Additional			Other
			Paid-in			Comprehensive	Retained
	Shares	Par Value	Capital	Share	Purchase	Loss	Earnings	Total

		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2002	8,671,615	87	17,410	318,200	(391)	(151)	6,339	23,294
Net income	—	—	—	—	—	—	519	519

Comprehensive income								519

Balance as of June 30, 2003	8,671,615	87	17,410	318,200	(391)	(151)	6,858	23,813

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Six months ended June 30, 2002

	Common Stock			Treasury Stock		Accumulated
			Additional			Other
			Paid-in			Comprehensive	Retained
	Shares	Par Value	Capital	Share	Purchase	Loss	Earnings	Total

		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2001	8,671,615	87	17,314	—	—	—	13,542	30,943
Purchases of treasury stock				(68,500)	(85)			(85)
Stock-based transactions			150					150
Net loss							(7,754)	(7,754)
Cumulative translation adjustment						(151)		(151)

Comprehensive income: net loss	—	—	—	—	—	—	—	(7,905)

Balance as of June 30, 2002	8,671,615	87	17,464	(68,500)	(85)	(151)	5,788	23,103

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Six months ended
	June 30

	2003	2002

	US$	US$
Cash flows from operating activities:
Net income (loss)	519	(7,754)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and impairment loss on property, plant and equipment	603	1,011
Amortization and impairment loss on goodwill	—	224
Unrealised (gain) loss on gold loan	44	725
Loss on disposal and write-off of property, plant and equipment	2	214
Allowance for doubtful debts	(28)	15
Costs associated with stock-based transactions	—	150
Write down of inventories	—	5,710
Minority interests	(8)	(74)
Changes in operating assets and liabilities:
Trade receivables	839	(913)
Inventories	(34)	2,067
Prepayments and other current assets	(745)	1,833
Due from related parties	—	2,229
Trade payables	(3,560)	(753)
Accrued expenses and other payables	299	(561)
Due to director	—	60
Letters of credit	1,195	(2,512)

Net cash provided by (used in) operating activities	(874)	1,671

Cash flows from investing activities:
Change in restricted cash	884	(438)
Purchase of property, plant and equipment	(317)	(221)
Purchase of subsidiary	—	(2.381)
Proceeds from disposal of property, plant and equipment	—	12

Net cash provided by (used in) investing activities	567	(3,028)

Cash flows from financing activities:
Change in bank overdrafts	(430)	58
Loans acquired	1,037	1,714
Repayment of loans	(626)	(250)
Repayment of capitalized leases	(23)	(20)
Purchase of treasury stock	—	(85)

Net cash provided by (used in) financing activities	(42)	1,417

Effect of foreign exchange rate change	—	(68)
Net decrease in cash and cash equivalents	(349)	(8)
Cash and cash equivalents, at beginning of period	997	720

Cash and cash equivalents, at end of period	648	712

Supplemental disclosure:
Cash paid during the period for:
Interest	317	321
Taxes	12	3

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2002 IS UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in designing, branding, marketing and distribution of a full range of fine jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the “Company”) and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s transition report on Form 20-F for the eight-month period ended December 31, 2002 filed with the Securities and Exchange Commission on May 15, 2003.

Effective May 1, 2002, the Company has determined that reporting currency is US dollar and local currency will continue to be the functional currency for the Company’s foreign subsidiaries. The Company has also changed its basis of accounting and prepared its financial statements in accordance with generally accepted accounting principles in the US. These changes were adopted in order to assist the readers in better understanding the financial statements. The financial statements of periods prior to the change have been comprehensively recast as if the new reporting currency and the new basis of accounting had been in use for all periods presented.

The Company changed to a calendar-year basis of reporting financial results effective May 1, 2002. The move was to enable the company to continue the trend of filing financial results in line with the majority of US reporting companies.

The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.

The interim periods figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.

2.	EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the effect of adopting FIN 45 on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. The Company currently has no interests in variable interest entities, and therefore does not expect adoption of FIN No. 46 to have impact on the Group’s financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating the effect of adopting SFAS No. 149 on its results of operations and financial position.

3.	INVENTORIES

Inventories consist of:

	As of	As of
	June 30	December 31
	2003	2002

	US$'000	US$'000
Raw materials	12,526	12,892
Work-in-progress	355	341
Finished goods	5,085	4,699

	17,966	17,932

4.	STOCK REPURCHASE PROGRAM

In September 2001, the Company announced a Common Stock repurchase program pursuant to which the Company may repurchase up to 1,000,000 shares of Common Stock.

As of June 30, 2003, the Company purchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of approximately US$391,000.

5.	STOCK BASED COMPENSATION

Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

•	provide additional incentive for them to promote the Company’s success and the Company’s business; and

•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.

Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to the officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant.

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001 for a new term of seven years expiring April 30, 2008.

As of June 30, 2003, no options had been exercised and the following exchanged options to purchase shares of our common stock under the Plan remained outstanding:

•	stock options to purchase 3,025,500 shares at $2.00 per share through April 30, 2008, of which 1,181,000 are held by our directors and officers as a group.

The Company records compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2002 IS UNAUDITED)

We are a totally vertically integrated company that designs, brands, markets and distributes a full range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America, Western Europe and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential.

We sold directly to retailers, and the following are our prime target customers:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	electronic retailers; and

•	specialty retailers.

We started a new segment of business in relation to giftware and other products in early 2002, which is expected to be breaking even by the end of this year.

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002

Revenues

	Three months ended June 30,			Six months ended June 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Revenues	11,616	9,457	22.8%	22,756	20,067	13.4%

The increase in revenues for the three months period and six months period ended June 30, 2003, compared with the same periods last year, was primarily due to the acceptance of new products, and the increase in orders from existing customers.

Cost of Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Cost of sales	8,305	6,795	22.2%	16,100	14,483	11.2%
% of revenues	71.5%	71.9%		70.8%	72.1%
Cost of sales — write down of inventory	—	5,710	N/A	—	5,710	N/A
% of revenues	—	60.3%		—	28.5%
Gross profit (Loss)	3,311	(3,048)		6,656	(126)
% of revenues	28.5%	(32.2)%		29.2%	(0.6)%

The gross profit margin increased to 28.5% for the three months ended June 30, 2003 from gross loss of 32.2% for comparable period last year, and increased to 29.2% for the six months ended June 30, 2003 from gross loss of 0.6% for the comparable period last year. The gross loss for the comparable periods last year was due to various adjustments on inventory, including $5,394,000 for the write-down of cut stones for orders in relation to special programs that were later postponed or cancelled, and $316,000 for the write-down of fine jewelry cost.

Excluding these special charges on inventory, the gross profit margin for the six months ended June 30, 2002 remained approximately at 28%.

Selling, General and Administrative Expenses (SG&A Expenses)

	Three months ended June 30,			Six months ended June 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Selling, general and administrative expenses	2,972	3,379	(12.0)%	5,945	5,992	(0.8)%
% of revenues	25.6%	35.8%		26.1%	29.8%
Unrealised loss on gold loan	143	305	(53.1)%	44	725	(93.9)%
% of revenues	1.2%	3.2%		0.2%	3.6%
Gain from hedging activities	(95)	—	N/A	(59)	—	N/A
% of revenues	(0.8)%	—		(0.3)%	—
Write-off and additional depreciation on machineries and leasehold improvements to production facilities of unexpired lease	—	372	N/A	—	372	N/A
% of revenues		3.9%			1.8%
Impairment loss on property, plant and equipment	—	345	N/A	—	345	N/A
% of revenues		3.6%			1.7%
Amortization and impairment loss on goodwill	—	217	N/A	—	224	N/A
% of revenues		2.3%			1.1%
Total SG&A expenses	3,020	4,618	(34.6)%	5,930	7,658	(22.6)%
%of revenues	26%	48.8%		26.1%	38.2%

Selling, general and administrative expenses

The decrease for the three months period ended June 30, 2003, and six months ended June 30, 2003, compared to the same periods last year, was the results of the on-going cost control measures instituted, which led to substantial cost savings and administrative, sales and operational efficiencies.

Unrealised loss on gold loan

The decrease was due to volatility of gold prices was lower for the three months period ended June 30, 2003 and the outstanding gold loan decreased to 12,400 ounces as of June 30, 2003 from 18,450 ounces as of June 30, 2002.

Write-off and additional depreciation on machineries and leasehold improvements It referred to production facilities we ceased to use before the expiry of the lease.

Impairment loss on property, plant and equipment

It represented the write-off of property, plant and equipment as a results of consolidation of production facilities.

Amortization and impairment loss on goodwill

It was related to the acquisition of a jewelry company in the year ended April 30, 2000.

Other Revenues

	Three months ended June 30,			Six months ended June 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Interest income	13	23	(43)%	24	59	(59.3)%
% of revenues	0.1%	0.3%		0.1%	0.3%
Rental income	45	44	2.3%	94	78	20.5%
% of revenues	0.4%	0.5%		0.4%	0.4%

Other revenues included interest income and rental income. The decrease in interest income was mainly due the decrease in restricted cash as security deposit for banking facilities. Rental income for the six months period ended June 30, 2003 increased to $94,000 from $78,000 for the comparable period last year, as additional investment property was rented out during the comparable period last year.

Interest Expenses

	Three months ended June 30,			Six months ended June 30,

(in thousands)	2003	2002	% change	2003	2002	% change

Interest expenses	173	160	8.1%	318	321	0.9%
% of revenues	1.5%	1.7%		1.4%	1.6%

Net Income (Loss)

	Three months ended June 30,		Six months ended June 30,

(in thousands)	2003	2002	2003	2002

Net income (loss)	161	(7,687)	519	(7,754)
Weighted average number of shares
Basis	8,353	8,663	8,353	8,663
Diluted	8,353	8,663	8,353	8,663
Earning (loss) per share
Basic	0.02	(0.89)	0.06	(0.90)
Diluted	0.02	(0.89)	0.06	(0.90)

LIQUIDITY AND CAPITAL RESOURCES

We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash Flows:

	Six months ended June 30,

(in thousands)	2003	2002

Net cash provided by (used in) operating activities	(874)	1,671
Net cash provided by (used in) investing activities	567	(3,028)
Net cash provided by (used in) financing activities	(42)	1,417
Effect of foreign exchange rate change	—	(68)
Net decrease in cash and cash equivalents	(349)	(8)

Operating Activities:

Net cash used in operating activities during the six months period ended June 30, 2003 was $874,000, compared to net cash provided by operating activities of $1,671,000 in the comparable period last year. Cash used in operating activities in the first six months of 2003 was for settlement of trade payables with favorable credit terms.

Investing Activities:

Net cash provided by investing activities during the six months period ended June 30, 2003 was $567,000,which was primarily contributed by the release of restricted cash from bank, and reduced by capital expenditures, mainly for new production facilities in Shenzhen, and for other on-going business necessities. For the comparable period last year, $3,028,000 was used in investing activities, which included the further acquisition of 68.8% of a subsidiary, iBBC Inc., which engaged in marketing jewelry from its display cases in retail shops, and capital expenditures for on-going business.

Financing Activities:

Net cash used in financing activities during the six months period ended June 30, 2003 was $42,000, which represented the raise of new bank loans of $1,037,000, net by repayment of matured bank loans, compared to net cash provided by financing activities $1,417,000 in the comparable period last year, which included the new gold loan arrangement of $1,714,000 and repayment of matured bank loans, and purchases of treasury stock.

Financing Sources

Banking Facilities and Notes Payables

We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.

     Letters of Credit and overdrafts:

	As of	As of
	June 30	December 31
(in thousands)	2003	2002

Facilities granted:
Letters of credit	8,622	8,718
Overdraft	3,269	3,244

	11,891	11,962

Utilized:
Letters of credit	6,951	5,756
Overdraft	2,677	3,107

	9,628	8,863

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

     Notes payable:

	As of	As of
	June 30	December 31
(in thousands)	2003	2002

Notes payable	1,677	1,073

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	As of	As of
	June 30	December 31
(in thousands)	2003	2002

Gold loan outstanding (in $)	4,290	4,439

Gold loan outstanding (in troy ounces)	12,400	12,950
Gold loan interest rate	1.5%-2.5%	1.5%-2.4%

We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so since the beginning of 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is “marked to market” with changes reflected on the income statement.

FORWARD LOOKING STATEMENTS

This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:

a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the effect of adopting FIN 45 on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities.” Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns. The Company currently has no interests in variable interest entities, and therefore does not expect adoption of FIN No. 46 to have impact on the Group’s financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating the effect of adopting SFAS No. 149 on its results of operations and financial position.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION

Item 1 and 2

     Not applicable.

Item 3.

     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Not applicable.

Item 4 and 5

     Not applicable

Item 6.

     (a)  Reports On Form 8-K

Not applicable.